UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number: 333-69724

DELL COMPUTER CORPORATION DEFERRED COMPENSATION PLAN
(Full title of the Plan)

DELL COMPUTER CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

807 Las Cimas Parkway
Austin, Texas 78746
(Address of issuer’s principal executive offices and address of the Plan)

REQUIRED INFORMATION

Report of Independent Accountants

To the Participants and Compensation Committee
of the Dell Computer Corporation Deferred Compensation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Computer Corporation Deferred Compensation Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information required to be set forth therein when read in conjunction with the financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
March 8, 2002

The accompanying notes are an integral part of these financial statements

Dell Computer Corporation Deferred Compensation Plan

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2001	2000

ASSETS
Cash and cash equivalents	$—	$6

Investments:
Dell Computer Corporation money market investments	301	301
Dell Computer Corporation common stock	2,886	3,503
Registered investment funds	26,926	29,861

Total Investments	30,113	33,665

Contributions receivable	2,497	3,684
Interest receivable	—	25

Total Assets	32,610	37,380

LIABILITIES
Accrued administrative expenses	17	127

Total Liabilities	17	127

NET ASSETS AVAILABLE FOR BENEFITS	$32,593	$37,253

The accompanying notes are an integral part of these financial statements

Dell Computer Corporation Deferred Compensation Plan

Statements of Changes in Net Assets Available for Benefits (in thousands)

	For the Year Ended December 31,
	2001	2000	1999

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,057	$3,483	$1,200
Realized net gain on sales of investments	—	590	887
Unrealized net appreciation of investments	1,161	—	4,803

Net Investment Income	2,218	4,073	6,890

Contributions:
Participant contributions	8,529	10,329	6,634
Employer contributions	264	309	472

Total Contributions	8,793	10,638	7,106

Total Additions	11,011	14,711	13,996

DEDUCTIONS:
Withdrawals	(15,248)	(519)	(417)
Realized net loss on sales of investments	(360)	—	—
Unrealized net depreciation of investments	—	(9,752)	—
Administrative expenses	(63)	(132)	(126)

Total Deductions	(15,671)	(10,403)	(543)

Net (decrease) increase	(4,660)	4,308	13,453
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	37,253	32,945	19,492

End of year	$32,593	$37,253	$32,945

The accompanying notes are an integral part of these financial statements

Dell Computer Corporation Deferred Compensation Plan

Notes to Financial Statements

Note 1 — DESCRIPTION OF THE PLAN

General - Dell Computer Corporation (the “Company”, “Plan Sponsor”) adopted the Dell Computer Corporation Deferred Compensation Plan as Amended and Restated effective January 1, 2001 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a non-qualified, deferred compensation plan. The Plan is open to employees at the Director, Vice President, President and CEO levels. Participation in the Plan is at the election of the employee. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

Employee Contributions - Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. In 2001, 2000 and 1999, eligible participants were able to contribute 1% to 50% of their eligible compensation plus 1% to 100% of any annual bonus, in whole percentages. All contributions and account balances are subject to creditors of the Company in the event of the Company’s bankruptcy.

Employer Contributions – The Company may credit a participant’s account with an amount, if any, which the Company in its sole discretion shall determine. Such credits may be made on behalf of some participants but not others, and such credits may vary in amount among individual participants. Employer contributions are made according to each participant’s fund elections. During 2001, 2000 and 1999, employer matching contributions were 3% of eligible compensation for all participants, subject to legally imposed maximum employer match limits. Neither participant nor Company contributions are required to be invested in the Dell Computer Corporation Stock Fund.

Participant Terminations - Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions. At December 31, 2001 and 2000, there were no forfeited non-vested account balances outstanding. Forfeitures used to reduce employer matching contributions during 2001, 2000 and 1999 were $155,000, $7,214 and $9,850, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Number of Participants - The number of participants in the Plan at December 31, 2001 and 2000, were 102 and 133 participants, respectively.

Vesting - Participants are immediately vested in their contributions and earnings. A participant vests 20% in employer matching contributions after one year of service and 20% annually thereafter. If a participant is re-employed before a five-year break in service has occurred, the participant’s vesting will continue as if the break in service had not occurred.

Administration – Plan assets are held in trust by Chase Manhattan Bank (the “Trustee”). The financial records of the plan are maintained by a third-party record keeper, Hewitt Services LLC (“Hewitt”). Hewitt replaced Automatic Data Processing, Inc. (“ADP”) as record keeper for the Plan in 2001. The conversion of the Plan’s assets from ADP to Hewitt became effective on January 4, 2001. Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Grantor Trust — The Company established a Grantor (Rabbi) Trust in March 1997. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as Grantor, and the Trustee.

Participant Accounts - Each participant account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings offset by Plan administrative expenses. Each day, the Trustee calculates earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is limited to the participant’s vested account balance.

Investment Options - Participants may direct their account balance and future contributions to any combination of twelve pre-approved funds. Participants can transfer the current balance of employee contributions among the investment options or change the direction of their future contributions daily.

The following table sets forth information specific to each investment option under the Plan:

		Number of
		Participants at
		December 31,

Investment Option	Description	2001	2000

Dodge & Cox Stock	Large-Cap Value	74	80
PIMCO Total Return	Fixed Income	51	38
Dodge & Cox Balanced	Equity and Fixed Income	64	49
Primco Stable Value	Stable Value	74	—
American Euro Pacific Growth	International Equity	58	73
Invesco Small Company Growth	Small-Cap Growth	46	—
Neuberger Berman Genesis	Small-Cap Value	52	54
Janus Growth & Income	Large-Cap Growth	27	—
Barclays S&P 500 Index	Equity Index	21	—
Dell Computer Corporation Stock	Company Stock	39	67
STIF Money Market	Money Market	—	89
PBHG Growth	Mid Cap	—	52

During 2001, the Plan established the Primco Stable Value Fund (“Primco Fund”). The Primco Fund invests in synthetic investment contracts (“SICs”) and cash equivalents. SICs are contracts, referred to as “wrappers”, with banks or insurance companies that guarantee a certain interest rate and underlying value on a portfolio of assets held by the plan. Participant-directed transactions, such as withdrawals, are made at contract value rather than at the fair value of the underlying assets.

Tax Status –All income, deductions and credits under the Plan belong to the Plan Sponsor, the Company, for income tax purposes and will be included on the Plan Sponsor’s income tax returns. The Plan Sponsor pays any federal, state and local taxes on the Plan, or any part thereof, and on the income therefrom. Participants are not taxed on their benefits until withdrawn from the Plan.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year end and the reported amounts of additions and deductions during the fiscal year. Actual results could differ from those estimates.

Risks and Uncertainties – Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of securities in which the Plan invests. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cash and Cash Equivalents – The Plan considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Investments – With the exception of the Primco Fund, all investments are recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day based upon quoted market prices.

As described in Note 1, the Primco Fund includes a SIC. The SIC in the Primco Fund is fully benefit-responsive and is therefore recorded at contract value. Contract value represents contributions made under the contract plus accrued interest at the guaranteed rate less funds used to pay for plan distributions and expenses.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation or depreciation in the fair value of investments which consists of realized gains and losses and the unrealized appreciation or depreciation on those investments. Net unrealized appreciation or depreciation is determined based on the difference between average cost of the investments and the market value as of each valuation date of such investment. Average cost is determined based on the weighted average cost of all investments purchased less any dispositions during the plan year.

The fair value of the SIC represents the combined fair value of the underlying assets as well as the fair value of the related wrapper contract. The wrapper contract is valued as the difference between the contract value of the SIC and the fair value of the underlying assets.

Distributions - Plan distributions are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to current year presentation.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 3 – INVESTMENTS:

The following presents investments that represent 5% or more of the Plan’s net assets (in thousands):

	December 31,

	2001	2000

Dodge & Cox Stock Fund	$5,956	$8,202
PIMCO Total Return Fund	2,530	2,471
Dodge & Cox Balanced Fund	2,646	2,809
Primco Stable Value Fund	5,688	—
American Euro Pacific Growth Fund	5,264	8,388
Neuberger Berman Genesis Fund	2,740	1,991
Dell Computer Corporation Stock Fund	3,187	3,503
STIF Money Market Fund	—	4,485

Registered investment fund costs at December 31, 2001 and 2000 were approximately $27,360,000 and $29,227,000 respectively. Dell Computer Corporation Stock Fund costs at December 31, 2001 and 2000 were approximately $3,292,000 and $6,138,000, respectively.

The assets underlying the SIC in the Primco Fund are comprised of cash equivalents and mutual funds with fair values of $5,084,000 at December 31, 2001. The contract value of the SIC at December 31, 2001 was $5,078,000. The Primco Fund held cash equivalents of $610,000 at December 31, 2001. There was no valuation reserve against the Fund’s SIC at December 31, 2001.

The interest crediting rate on the SIC is reset quarterly based on the yield to maturity and expected cash flow over the life of the related supporting assets. The SIC has a minimum guarantee on all rate resets of not less than zero percent. At December 31, 2001, the interest crediting rate on the SIC was 2.2%.

For the year ended December 31, 2001, the aggregate average annual yield for the SIC in the Primco Fund was 3.24%. There are no restrictions on participant withdrawals from the Primco Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the contract’s provisions are subject to certain penalties.

Dell Computer Corporation Deferred Compensation Plan
Notes to Financial Statements

Note 4 – REALIZED NET GAINS OR LOSSES ON INVESTMENTS (in thousands):

The schedule below illustrates net realized gains and losses on sale of investments by investment type:

			Realized
			Net
			Gains/
	Proceeds	Cost	(Losses)

For the year ended December 31, 2001
Dell Computer Corporation Stock Fund	$5,826	$6,458	$(632)
Registered investment funds	32,695	32,423	272

Total	$38,521	$38,881	$(360)

For the year ended December 31, 2000
Dell Computer Corporation Stock Fund	$6,601	$6,152	$449
Registered investment funds	10,564	10,423	141

Total	$17,165	$16,575	$590

For the year ended December 31, 1999
Dell Computer Corporation Stock Fund	$4,577	$3,849	$728
Registered investment funds	2,756	2,597	159

Total	$7,333	$6,446	$887

Note 5 – UNREALIZED NET APPRECIATION OR DEPRECIATION OF INVESTMENTS (in thousands):

The schedule below illustrates total unrealized net appreciation or depreciation of investments by investment type:

	For the period ended December 31,
	2001	2000	1999
Unrealized net appreciation (depreciation) at the beginning of the period:
Dell Computer Corporation Stock Fund	$(2,334)	$3,878	$2,676
Registered investment funds	634	4,174	573

Total	$(1,700)	$8,052	$3,249

Unrealized net appreciation (depreciation) for the period:
Dell Computer Corporation Stock Fund	$2,229	$(6,212)	$1,202
Registered investment funds	(1,068)	(3,540)	3,601

Total	$1,161	$(9,752)	$4,803

Unrealized net appreciation (depreciation) at the end of the period:
Dell Computer Corporation Stock Fund	$(105)	$(2,334)	$3,878
Registered investment funds	(434)	634	4,174

Total	$(539)	$(1,700)	$8,052

Dell Computer Corporation Deferred Compensation Plan
Schedule I – Plan Investments at December 31, 2001 (in thousands)

Financial Statement Schedules

Dell Computer Corporation Deferred Compensation Plan

Schedule I – Plan Investments at December 31, 2001 (in thousands)

	Shares Held	Market Value

Dodge & Cox Stock Fund	59,261	$5,956
PIMCO Total Return Fund	241,889	2,530
Dodge & Cox Balanced Fund	40,442	2,646
American Euro Pacific Growth Fund	195,920	5,264
Invesco Small Company Growth Fund	92,183	1,119
Neuberger Berman Genesis Fund	94,110	2,740
Barclays S&P 500 Index Fund	33,074	576
Janus Growth & Income Fund	13,567	407
Dell Computer Corporation Stock Fund — Dell Stock	106,193	2,886
Dell Computer Corporation Stock Fund — Money Market	300,651	301
Primco Stable Value Fund:
UBS AG Synthetic Contract Wrapper #5097, 2.19%	—	(6)
Invesco Omicron Fund	499,484	5,084
STIF Money Market Fund	609,684	610

		5,688
Total		$30,113

Dell Computer Corporation Deferred Compensation Plan

Schedule II – Allocation of Assets and Liabilities to Investment Program
As of December 31, 2001 (in thousands)

						Invesco
	Dodge	PIMCO	Dodge	Primco	American	Small	Neuberger	Janus	Barclays	Dell
	& Cox	Total	& Cox	Stable	Euro Pacific	Company	Berman	Growth &	S&P 500	Computer
	Stock	Return	Balanced	Value	Growth	Growth	Genesis	Income	Index	Corporation
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Total

ASSETS
Investments:
Dell Computer Corporation money market investments	$—	$—	$—	$—	$—	$—	$—	$—	$—	$301	$301
Dell Computer Corporation common stock	—	—	—	—	—	—	—	—	—	2,886	2,886
Registered investment funds	5,956	2,530	2,646	5,688	5,264	1,119	2,740	407	576	—	26,926

Total Investments	5,956	2,530	2,646	5,688	5,264	1,119	2,740	407	576	3,187	30,113
Contributions receivable	494	212	224	472	433	93	225	33	50	261	2,497

Total Assets	6,450	2,742	2,870	6,160	5,697	1,212	2,965	440	626	3,448	32,610

LIABILITIES
Accrued administrative expenses	3	2	2	4	2	1	1	—	—	2	17

Total Liabilities	3	2	2	4	2	1	1	—	—	2	17

NET ASSETS AVAILABLE FOR BENEFITS	$6,447	$2,740	$2,868	$6,156	$5,695	$1,211	$2,964	$440	$626	$3,446	$32,593

Dell Computer Corporation Deferred Compensation Plan

Schedule II – Allocation of Assets and Liabilities to Investment Program
As of December 31, 2000 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

ASSETS
Cash and cash equivalents	$6	$—	$—	$—	$—	$—	$—	$—	$6
Investments:
Dell Computer Corporation money market investments	—	—	—	—	—	—	—	301	301
Dell Computer Corporation common stock	—	—	—	—	—	—	—	3,503	3,503
Registered investment funds	8,202	2,471	2,809	4,485	8,388	1,515	1,991	—	29,861

Total Investments	8,202	2,471	2,809	4,485	8,388	1,515	1,991	3,804	33,665
Contributions receivable	896	272	308	495	913	165	218	417	3,684
Interest receivable	—	—	—	23	—	—	—	2	25

Total Assets	9,104	2,743	3,117	5,003	9,301	1,680	2,209	4,223	37,380

LIABILITIES
Accrued administrative expenses	53	5	10	4	46	2	2	5	127

Total Liabilities	53	5	10	4	46	2	2	5	127

NET ASSETS AVAILABLE FOR BENEFITS	$9,051	$2,738	$3,107	$4,999	$9,255	$1,678	$2,207	$4,218	$37,253

Dell Computer Corporation Deferred Compensation Plan

Schedule III – Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 2001 (in thousands)

								Invesco
	Dodge	PIMCO	Dodge	STIF	Primco	American		Small	Neuberger	Janus	Barclays	Dell
	& Cox	Total	& Cox	Money	Stable	Euro Pacific	PBHG	Company	Berman	Growth &	S&P 500	Computer
	Stock	Return	Balanced	Market	Value	Growth	Growth	Growth	Genesis	Income	Index	Corporation
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$305	$232	$159	$—	$114	$125	$—	$—	$73	$2	$37	$10	$1,057
Unrealized appreciation (depreciation) of investments	53	(23)	103	—	66	(777)	—	(176)	(231)	(20)	(63)	2,229	1,161

Net Investment Income	358	209	262	—	180	(652)	—	(176)	(158)	(18)	(26)	2,239	2,218
Contributions:
Participant contributions	1,169	877	1,189	—	2,147	993	—	326	877	133	209	609	8,529
Employer contributions	22	47	(17)	—	72	48	—	14	29	20	10	19	264

Total Contributions	1,191	924	1,172	—	2,219	1,041	—	340	906	153	219	628	8,793
Total Additions	1,549	1,133	1,434	—	2,399	389	—	164	748	135	193	2,867	11,011

DEDUCTIONS:
Withdrawals	(4,073)	(1,303)	(1,449)	—	(3,742)	(2,259)	—	(367)	(637)	(2)	(6)	(1,410)	(15,248)
Realized gains (losses) on sale of investments	245	63	(11)	—	23	(346)	—	(112)	425	(9)	(6)	(632)	(360)
Administrative expenses	10	(18)	(8)	—	(34)	18	—	(3)	(8)	1	(2)	(19)	(63)

Total Deductions	(3,818)	(1,258)	(1,468)	—	(3,753)	(2,587)	—	(482)	(220)	(10)	(14)	(2,061)	(15,671)
Net increase (decrease) in net assets prior to interfund transfers	(2,269)	(125)	(34)	—	(1,354)	(2,198)	—	(318)	528	125	179	806	(4,660)
Interfund transfers	(335)	127	(205)	(4,999)	7,510	(1,362)	(1,678)	1,529	229	315	447	(1,578)	—

Net Increase (decrease)	(2,604)	2	(239)	(4,999)	6,156	(3,560)	(1,678)	1,211	757	440	626	(772)	(4,660)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	9,051	2,738	3,107	4,999	—	9,255	1,678	—	2,207	—	—	4,218	37,253

End of year	$6,447	$2,740	$2,868	—	$6,156	$5,695	$—	$1,211	$2,964	$440	$626	$3,446	$32,593

Dell Computer Corporation Deferred Compensation Plan

Schedule III – Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 2000 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,366	$125	$444	$227	$928	$264	$109	$20	$3,483
Realized gains (losses) on investments	60	(1)	(12)	—	172	(96)	18	449	590

Net Investment Income	1,426	124	432	227	1,100	168	127	469	4,073
Contributions:
Participant contributions	2,044	747	736	2,692	1,592	395	753	1,370	10,329
Employer contributions	64	26	22	88	74	9	28	(2)	309

Total Contributions	2,108	773	758	2,780	1,666	404	781	1,368	10,638
Total Additions	3,534	897	1,190	3,007	2,766	572	908	1,837	14,711

Deductions:
Withdrawals	(163)	(3)	(58)	(128)	(94)	(35)	(6)	(32)	(519)
Unrealized appreciation (depreciation) of investments	(303)	106	(78)	—	(2,863)	(653)	251	(6,212)	(9,752)
Administrative expenses	(39)	(6)	(10)	(9)	(35)	(7)	(6)	(20)	(132)

Total Deductions	(505)	97	(146)	(137)	(2,992)	(695)	239	(6,264)	(10,403)
Net increase in assets prior to interfund transfers	3,029	994	1,044	2,870	(226)	(123)	1,147	(4,427)	4,308
Interfund transfers	(376)	435	(111)	(948)	(116)	133	312	671	—

Net Increase (Decrease)	2,653	1,429	933	1,922	(342)	10	1,459	(3,756)	4,308
Net assets available for benefits:
Beginning of year	6,398	1,309	2,174	3,077	9,597	1,668	748	7,974	32,945

End of year	$9,051	$2,738	$3,107	$4,999	$9,255	$1,678	$2,207	$4,218	$37,253

Dell Computer Corporation Deferred Compensation Plan

Schedule III – Allocation of Income and Changes in Plan Equity to Investment Program
For the Year Ended December 31, 1999 (in thousands)

					American		Neuberger	Dell Computer
	Dodge & Cox	PIMCO Total	Dodge & Cox	STIF Money	Euro Pacific	PBHG Growth	Berman Genesis	Corporation
	Stock Fund	Return Fund	Balanced Fund	Market Fund	Growth Fund	Fund	Fund	Stock Fund	Total

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$455	$70	$188	$85	$333	$50	$4	$15	$1,200
Unrealized appreciation (depreciation) of investments	381	(64)	(21)	—	2,583	670	52	1,202	4,803
Realized gains (losses) on sale of investments	110	(8)	7	—	46	(1)	5	728	887

Net Investment Income	946	(2)	174	85	2,962	719	61	1,945	6,890
Contributions:
Participant contributions	1,111	356	441	1,372	1,123	148	599	1,484	6,634
Employer contributions	71	22	38	124	151	7	29	30	472

Total Contributions	1,182	378	479	1,496	1,274	155	628	1,514	7,106
Total Additions	2,128	376	653	1,581	4,236	874	689	3,459	13,996

DEDUCTIONS:
Withdrawals	(108)	(1)	(61)	(72)	(11)	—	—	(164)	(417)
Administrative expenses	(39)	(4)	(11)	(12)	(40)	(4)	(2)	(14)	(126)

Total Deductions	(147)	(5)	(72)	(84)	(51)	(4)	(2)	(178)	(543)
Net increase in assets prior to interfund transfers	1,981	371	581	1,497	4,185	870	687	3,281	13,453
Interfund transfers	(475)	(60)	252	353	784	(29)	(305)	(520)	—

Net Increase	1,506	311	833	1,850	4,969	841	382	2,761	13,453
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,892	998	1,341	1,227	4,628	827	366	5,213	19,492

End of year	$6,398	$1,309	$2,174	$3,077	$9,597	$1,668	$748	$7,974	$32,945

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL COMPUTER CORPORATION 401(K) PLAN

By:	Benefits Administration Committee of the Dell Computer Corporation Deferred Compensation Plan

Date:	April 1, 2002	By:	/s/ THOMAS B. GREEN Thomas B. Green Chairman of the Benefits Administration Committee